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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

BIOSANTE PHARMACEUTICALS, INC.
(Name of Issuer)
Common Stock, $0.0001 Par Value
(Title of Class of Securities)
09065 V 20 3
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	09065 V 20 3	Page	2	of	7

1	NAMES OF REPORTING PERSONS: Ross Mangano

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		2,034,314(1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,034,314(1)

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,034,314(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐ Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

10.70%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Includes (i) 56,956 shares of Common Stock owned by Mr. Mangano, (ii) presently exercisable options to purchase 2,500 shares of Common Stock owned by Mr. Mangano, (iii) 199,999 shares of Common Stock held in accounts of which Mr. Mangano is an advisor and/or trustee, (iv) presently exercisable warrants to purchase 99,998 shares of Common Stock held in accounts of which Mr. Mangano is an advisor and/or Trustee, (v) 1,498,349 shares of Common Stock owned by Jo & Co., (vi) presently exercisable warrants to purchase 146,512 shares of Common Stock owned by Jo & Co.. (Mr. Mangano may be deemed to beneficially own the shares of Common Stock of Jo & Co. based on his position as president thereof), and (vii) 30,000 shares of Common Stock owned by Oliver & Co. (Mr. Mangano may be deemed to beneficially own the shares of Common Stock of Oliver & Co. based on his position as President thereof). Mr. Mangano disclaims beneficial ownership of all shares not personally owned by him.

(2)	Calculated based on 19,007,800 issued and outstanding shares of Common Stock as reported on the Company’s Form 10-Q for the quarter ended September 30, 2005.

CUSIP No.	09065 V 20 3	Page	3	of	7

1	NAMES OF REPORTING PERSONS: Jo & Co.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
FEIN #35-1876627

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Indiana Corporation

	5	SOLE VOTING POWER:

NUMBER OF		1,644,861(3)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,644,861(3)

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,644,861(3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐ Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.65%(4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(3)	Includes (i) 1,498,349 shares of Common Stock owned by Jo & Co. and (ii) warrants to purchase 146,512 shares of Common Stock owned by Jo & Co.

(4)	Calculated based on 19,007,800 issued and outstanding shares of Common Stock as reported on the Company’s Form 10-Q for the quarter ended September 30, 2005.

CUSIP No.	09065 V 20 3	Page	4	of	7

1	NAMES OF REPORTING PERSONS: Oliver & Co.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	FEIN #35-6220339

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Indiana partnership

	5	SOLE VOTING POWER:

NUMBER OF		30,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		30,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	30,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐ Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.16%(5)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

(5)	Calculated based on 19,007,800 issued and outstanding shares of Common Stock as reported on the Company’s Form 10-Q for the quarter ended September 30, 2005.

This Amendment No. 5 (the “Amendment”) further modifies the Schedule 13G previously filed by Ross J. Mangano with respect to shares beneficially owned by him and Jo & Co., an Indiana corporation (“Jo & Co.”), with respect to shares beneficially owned by it, on February 14, 2001, as previously amended by (i) that certain Amendment No. 1 filed on February 14, 2002, (ii) that certain Amendment No. 2 filed on February 14, 2003, (iii) that certain Amendment No. 3 filed on February 13, 2004 and (iv) that certain Amendment No. 4 filed on February 14, 2005.
          This Amendment relates to the common stock (the “Common Stock”) of BioSante Pharmaceuticals, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 111 Barclay Boulevard, Lincolnshire, Illinois 60069.
          This Schedule 13G is herby amended by replacing Item 4 with the following:
Item 4. Ownership:
(a)	As of December 31, 2005, Mr. Mangano’s beneficial ownership includes (i) 56,956 shares of Common Stock owned by Mr. Mangano, (ii) presently exercisable options to purchase 2,500 shares of Common Stock owned by Mr. Mangano, (iii) 199,999 shares of Common Stock held in accounts of which Mr. Mangano is an advisor and/or trustee, (iv) presently exercisable warrants to purchase 99,998 shares of Common Stock held in accounts of which Mr. Mangano is an advisor and/or Trustee, (v) 1,498,349 shares of Common Stock owned by Jo & Co., (vi) warrants to purchase 146,512 shares of Common Stock owned by Jo & Co. (Mr. Mangano may be deemed to beneficially own the shares of Common Stock of Jo & Co. based on his position as President thereof), and (vii) 30,000 shares of Common Stock owned by Oliver & Co. (Mr. Mangano may be deemed to beneficially own the shares of Common Stock of Oliver & Co. based on his position as President thereof). Mr. Mangano disclaims beneficial ownership of all shares not personally owned by him.

As of December 31, 2005, Jo & Co.’s beneficial ownership includes (i) 1,498,349 shares of Common Stock and (ii) presently exercisable warrants to purchase 146,512 shares of Common Stock.

As of December 31, 2005, Oliver & Co.’s beneficial ownership includes 30,000 shares of Common Stock.

(b)	As of December 31, 2005, Mr. Mangano owns 10.70% and Jo & Co. owns 8.65% and Oliver & Co. owns 0.16% of the issued and outstanding shares of Common Stock. These percentages are calculated on the basis of 19,007,800 shares of Common Stock issued and outstanding as reported on the Company’s Form 10-Q for the quarter ended September 30, 2005.
[signature page attached]

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2006	/s/ Ross J. Mangano
Ross J. Mangano

Jo & Co.
	By:	/s/ Ross J. Mangano
	Name:	Ross J. Mangano
	Its:	President

Oliver & Co.
	By:	/s/ Ross J. Mangano
	Name:	Ross J. Mangano
	Its:	President

EXHIBIT 1
          Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Amendment No. 5 to Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of common stock of BioSante Pharmaceuticals, Inc.
          This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.
Dated: February 10, 2006
/s/ Ross J. Mangano
Ross J. Mangano
Jo & Co.

By:	/s/ Ross J. Mangano
Name:	Ross J. Mangano
Its:	President

Oliver & Co.

By:	/s/ Ross J. Mangano
Name:	Ross J. Mangano
Its:	President